EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 400, 455 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 1T1	www.avino.com

June 9, 2011
                                                                                                                                 TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

AVINO COMPLETES SAN GONZALO BULK SAMPLING PROGRAM

The San Gonzalo Bulk Sample program was completed on April 2, 2011. A total of 10519 tonnes of ore was processed for the production of 232 tonnes of concentrate of which 209 wet tonnes were shipped and sold to MRI Trading AG. The final invoice for the sale was completed on June 1st where the average May gold and silver metal prices were used to calculate the final invoice for proceeds of $1,831,544. All the information pertaining to the bulk sample program has been forwarded to an independent engineering firm for verification of the bulk sample results.  These results will be made public as soon as received, with an operational decision expected thereafter.

With the completion of the bulk sample program, processing of the San Gonzalo development ore continued until May 13th. Approximately 400 tonnes of concentrate have been produced from development ore and is available for sale. Request for proposals for the sale of this material is being solicited.

Since May 18th the plant has been processing stockpiled copper ore from past mining of the Avino vein. There is approximately 17000 tonnes available and will take 4 months to process.

Avino’s recent equipment acquisitions include a Cat 922 loader and D6 bulldozer. There are also plans to purchase other underground equipment in order to reduce downtime experiences from the use of the contractor’s equipment.

Proposals to supply grid power to San Gonzalo are being evaluated and a decision will be made soon.

Fresh water supply from Avino’s  Galeano well was reactivated in May. The major costs for this work were the electrical supplies and pumps.

Underground development is proceeding, two stopes (2-080 and 2-200) are currently producing ore which is being stock piled while the mill completes processing the remaining copper-silver-gold ore currently stockpiled from past mining.

Both Stopes are producing good silver and gold grades as shown in the following tables:

Stope 2-080				Stope 2-200
Line	Width (m)	Au (g/t)	Ag (g/t)	Line	width	Au (g/t)	Ag (g/t)
Lift 1-1	1.8	0.21	91.9	Line 1	3.1	1.07	445.67
Lift 1-2	3.8	0.40	175.63	Line 2	2.95	0.61	227.52
Lift 1-3	4.25	0.51	164.58	Line 3	2.5	1.33	278.09
Lift 1-4	3.35	0.42	196.28	Line 4	2.3	0.77	349.55
Lift 1-5	1.5	0.45	176.02	Line 5	2.35	0.42	93.77
Lift 1-6	1.9	0.22	58.82
Lift 1-7	1.25	0.67	222.62
Lift 1-8	1.85	1.30	177.53
Lift 1-9	1.8	0.90	273.86
Lift 1-10	2.35	1.55	391.54
Lift 2-1	2.6	0.77	164.62
Lift 2-2	2	0.51	237.78
Lift 2-3	2.1	1.69	535.68
Lift 2-4	1.8	1.84	396.8
Lift 2-5	2.5	0.54	191.44

The stopes developed from level 2 are shown in a longitudinal section on the Avino web site.  The Assay results shown in the above tables are from channel samples on lines across the San Gonzalo vein structure on the back (roof) of each lift (or cut) in the respective stope.  Samples were assayed by Inspectorate labs in Reno, NV using standard procedures.

Avino Continues to drill regional exploration targets within the company’s 100% owned ground.  To date, 41 drill holes covering 4,371 metres have been completed on 7 different mineralized areas.  Assays results are expected soon, delays have been encountered at the lab due to the high volume of samples currently awaiting analysis by Inspectorate Labs.

Founded in 1968, Avino has established a long record of mining, exploration and production in Mexico. The Company's focus is to bring the property to production again. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin,  President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.